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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                             September                   2006
                                ------------------------------------    --------
Commission File Number                       001-32748
                                ------------------------------------

                         CORRIENTE RESOURCES INC.
--------------------------------------------------------------------------------
             (Translation of registrant's name into English)

  520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
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                 (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F                          Form 40-F             X
                       ----------------                     ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                No                 X
                       ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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


DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
     --------

        1. News release, dated September 6, 2006, related to the Company's corporate update.

                                                                      DOCUMENT 1

                           CORRIENTE RESOURCES INC.

                             --------------------

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com



                                "NEWS RELEASE"
For Immediate Release                                          September 6, 2006
---------------------
TSX: CTQ, AMEX: ETQ

VANCOUVER, BRITISH COLUMBIA, September 6, 2006 - Corriente Resources Inc. announced today that it has issued the following corporate update. This information has also been made available on the company's website at www.corriente.com.

          CORRIENTE RESOURCES INC. CORPORATE UPDATE - SEPTEMBER 06, 2006

       Given the progress that has been made across our key projects in the Corriente Copper Belt, management believes it has set the stage for the future growth of our copper and gold assets and positioned Corriente as one of the very few copper developers that can successfully transition into production on its own.

       Today, our primary Corriente Copper Belt properties, Mirador, Panantza and San Carlos, are estimated to contain a combined 23 billion pounds of copper. We are well-positioned both financially and operationally to bring these projects to their next stages of development to achieve mid-tier copper producer status.

       Of significant importance for the next decade of our growth in the Corriente Copper Belt is our continued commitment to local communities as we move forward with our mining and economic development. We are currently building good local support for our projects in Ecuador and will continue to work on these important relationships going forward. In addition, we are very pleased with the high level of experienced technical and management expertise we have been able to attract to our Ecuador projects in recent months. Corriente's growth opportunities and the attraction of relocating to Ecuador are some of the key reasons we have been successful in getting a head-start in the building of a strong project team.


       Mirador - Moving Toward Production
       ----------------------------------
       Mirador, which is one of the few new significant greenfield copper-gold projects in the world that can be readied for near-term production, presents Corriente with a unique opportunity to introduce a substantial copper growth pipeline to a market environment that is plagued with supply challenges. Mirador's robust project economics at an initial 25,000 tonnes/day capacity allows Corriente to implement a scaled development strategy. This strategy calls for a modest first-phase project that can be financed by Corriente without major dilution to the company or the project itself. By using our first-phase cash flows, Corriente's goal is to expand Mirador's production to 50,000 tonnes/day.

       With the May 2006 completion of our equity financing of CDN$125 million and the Ecuadorian Ministry of Energy and Mines' approval of the Mirador Environmental Impact Assessment (EIA), two of the more challenging hurdles at Mirador are now behind us.

       With a Mirador project financing equity component raised, Corriente is reviewing financial proposals from traditional resource-project banks, smelter groups and metals traders, precious metals royalty groups and equipment vendors for the necessary debt component. Management is pleased with the progress of these discussions and feels that the keen interest from all of these potential industry financing partners points to the quality of the project and to the overall lack of new copper projects coming on-line. We expect to be able to make further announcements relative to these discussions prior to the end of 2006.

       CORRIENTE RESOURCES INC.


       Panantza, San Carlos and Mirador Norte - Corriente's Copper Growth
       Pipeline
       ------------------------------------------------------------------
       Building upon our position as one of the junior copper industry's leading near-term producers is the extensive resource base that we control outside of Mirador that gives Corriente a significant future copper production pipeline. There is high potential to continue to expand resources beyond the announced figures on our development projects such as Panantza and San Carlos, as well as our other exploration projects in the Corriente Copper Belt.

       Panantza, which includes an inferred resource of approximately 395 million tonnes grading 0.67% copper and containing approximately 5.8 billion pounds of copper, combined with San Carlos, which includes an inferred resource of approximately 657 million tonnes grading 0.61% copper and containing approximately 8.8 billion pounds of copper, offers an extensive and valuable base for us to build upon. Feasibility drilling is presently underway at Panantza/San Carlos, and we expect drill results to be announced throughout the next 12 months.

       For Mirador Norte, we expect to complete a NI 43-101 technical report soon from the results of our previously announced drill program and to be in a position to announce copper resources that will be additive to our 23 billion pound district total. Additionally, Mirador Norte's close proximity (within 1 km of the planned Mirador mill site) means that Mirador Norte can be integrated with Mirador, thereby significantly extending the mine-life at Mirador.

       Ecuador Gold Concessions - Spin-Off of Gold Targets to Corriente Shareholders
       --------------------------------------------------------------------
       As announced in August 2006, we intend to proceed this fall with the spin-off of certain of the company's Ecuador gold concessions in order to unlock additional value for Corriente's existing shareholders. These gold concessions, totalling 6,600 hectares, have recently been identified as potentially substantial gold targets that do not fit into our current copper resource development programs. The first concession, Tundayme, is immediately adjacent to the Mirador copper deposit land holdings and approximately 15 km from Aurelian Resources Inc.'s newly discovered Fruta del Norte property, while the second concession, Piedra Liza, lies approximately 50 km southwest of Mirador. Piedra Liza has returned rock samples with maximum values at 1.0 to 4.0 g/t of gold.

       This spin-off plan calls for Corriente's shareholders to receive, at no cost, shares of a separate company which will hold these concessions. The spin-off plan may ultimately lead to the formation of a new publicly traded vehicle for which financing options are currently being reviewed. The record date for the planned spin-off will be announced at a later date.

       Conclusion
       --------------------------------------------------------------------
       We are on schedule to make a construction decision at Mirador this fall. With our strong community standing at Mirador and our solid financial base, we see the company moving toward production at Mirador as planned. As we enter this exciting phase of Mirador's development, we will remain committed to uncovering the full value of our other deposits in the Corriente Copper Belt with continued drilling and exploration.

       With a clear and feasible plan for Mirador in place, and with ongoing exploration and development within our 100%-owned Corriente Copper Belt properties, Corriente is in a position that is unique in the junior base metals sector.


"Ken Shannon"
Kenneth R. Shannon
Chief Executive Officer

 For further information please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com.
                                                  ------------------

CORRIENTE RESOURCES INC.


Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com .




            520 - 800 West Pender Street, Vancouver, B.C. V6C 2V6
         T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com


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                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CORRIENTE RESOURCES INC.
                                           -------------------------------------
                                                      (Registrant)

Date:   September 6, 2006             By:   /S/ DARRYL F. JONES
        -------------------------          -------------------------------------
                                            Name:   Darryl F. Jones
                                            Title:  Chief Financial Officer